UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street

151 24, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. dated March 13, 2017: DRYSHIPS INC. ANNOUNCES FILING OF 2016 ANNUAL REPORT ON FORM 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: March 15, 2017	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. ANNOUNCES FILING OF 2016 ANNUAL REPORT ON FORM 20-F

ATHENS, GREECE — March 13, 2017 - DryShips Inc.  (NASDAQ:DRYS)  (the "Company" or "DryShips"), a diversified owner of ocean going cargo vessels, announces that its annual report on Form 20-F for the year ended December 31, 2016 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission (the “Commission”). The Annual Report may be accessed through the Company’s website, www.dryships.com, at the Investor Relations section under Quarterly and Annual Reports, or on the website of the Commission, www.sec.gov.

Shareholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2016 audited financial statements, free of charge by contacting Capital Link Inc., the Company’s investor relations advisor, using the contact details provided below.

About DryShips Inc.

The Company is a diversified owner of ocean going cargo vessels that operate worldwide.

For more information about the Company, please visit its website at www.dryships.com.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com